

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Dekui Liu
Chief Executive Officer
INNO HOLDINGS INC.
2465 Farm Market 359 South
Brookshire, TX 77423

      **Re: INNO HOLDINGS INC.**
          **Registration Statement on Form S-1**
          **Filed July 26, 2023**
          **File No. 333-273429**

Dear Dekui Liu:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 26, 2023

Prospectus Summary, page 3

1.    Please revise the prospectus summary to include the disclosure mentioned in the penultimate risk factor on page 22 that you do not believe the cash and cash equivalents on hand as of March 31 2023 will be sufficient to fund your operations and capital expenditure requirements for the next twelve months from the date the condensed consolidated financial statements are issued and the substantial doubt about your ability to continue as a going concern.

2.    Please revise the prospectus summary to disclose your revenue and net losses for the fiscal years ended September 30, 2021 and September 30, 2022 and for the six months ended March 31, 2023.

Summary Historical Financial Information, page 16

3.      The amount of SG&A exclusive of depreciation presented on page 16 does not appear consistent with the amount presented in your income statement on page F-4. Please revise.

4.      The March 31, 2023 balance sheet data presented on page 16 do not appear consistent with the amounts presented in your balance sheet on page F-2. Please revise.

Risk Factors, page 18

5.      We note the exclusive forum provision in Article XI of Exhibit 3.6.  Please include a risk factor to describe the impact of this provision on shareholders. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, please note that while Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision in this context, and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Revenues, page 42

6.      Please tell us, with a view to disclosure, why the amount of your backlog as of March 31, 2023 in this document changed from the amount as of March 31, 2023 on page 42 in your prior document.

Description of Securities, page 97

7.      Please expand the disclosure in this section to discuss the exclusive forum provision in Article XI of Exhibit 3.6.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Going Concern, page F-7

8.      You disclose in Risk Factors on page 22 that you do not believe the cash and cash equivalents on hand as of March 31 2023 will be sufficient to fund your operations and capital expenditure requirements for the next twelve months from the date the condensed consolidated financial statements are issued, and that the uncertainties surrounding your ability to access capital when needed create substantial doubt about your ability to continue as a going concern. Please incorporate this disclosure into your discussion of

your liquidity and capital resources, and within Note 2 on pages F-7 and F-27 as required by ASC 205-40-50.

General

9. Please ensure that the legal opinion and filing fee table reconcile to the disclosure in your prospectus.  In this regard. we note the disclosure on the cover page that the registration statement of which this prospectus is a part also covers the underwriters' warrants and the common shares issuable upon the exercise thereof.  However, the warrants are not included in the filing fee table.  Also, exhibit 5.1 does not include an opinion on the legality of the warrants being offered.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Michael J. Blankenship